<FILENAME>ims062806corresp.txt

International Monetary Systems, LTD.
16901 West Glendale Drive
New Berlin, WI  53151

June 28, 2006

Securities and Exchange Commission
Attn: Howard Efron
Washington, DC  20549

File No. 0-030853

Responses to letter dated May 3, 2006.

Amendment No. 1 to Form 10-KSB for the fiscal year ended December 31, 2004
--------------------------------------------------------------------------

Certifications, pages 21 to 22
------------------------------

1. We note your response to prior comment 1. Please amend certification paragraph 5a for consistency with Item 601 of Regulation S-B.

Response:

We have revised our certificates to be consistent with Item 601 of Regulation S-B. The revision is in the Amended Form 10-KSB for December 31, 2004 filed June 26, 2006.

Revenue Sources, page F-9
-------------------------

2. We note your response to prior comment 1 and have reissued a portion of our previous comment as restated below. We note from you disclosure on page F-9 that some barter network members issue trade certificates which are redeemable for their good and services. Please respond to us supplementally, in sufficient detail, to help us to understand the impact to your business when such trade certificates are issued. For instance, does such a transaction generate transaction fees in cash or trade dollars for your business even though a sale of goods and services has not been culminated. What is your accounting policy for such revenues, your basis in GAAP for such treatment, and what other factors did you consider in reaching your conclusion on how to account for such transactions?

Response:

Barter exchanges frequently record transactions in which scrip, tickets or gift certificates are bought and sold. Some members appreciate the convenience and familiarity of dealing with their own gift certificates, which their employees have been trained to accept in the normal course of business. They may prefer to limit the amount of barter sales transacted each month, and gift certificate allow that control. Other members acquire certificates in their barter deals with other non-member customers. This is particularly true of media companies,

International Monetary Systems, LTD.
SEC Comment Letter Response
Page 2

which will acquire certificates, scrip and tickets in part-cash, part-barter advertising contracts. The media companies use a barter exchange to convert those specific certificates to a more flexible barter dollar. And exchanges issue a generic form of scrip for members to use as an alternative to using the exchange membership card.

Scrip/certificate transactions can be broadly categorized into three types:

    A. Member-issued certificates or tickets for which the purchase and sale are recorded directly between members. Included in this category are certificates physically held by the barter exchange on consignment.


    B. Member-issued certificates or tickets which are acquired and held in escrow on behalf of the membership, and ultimately issued to members. During the year ended December 31, 2005, nearly $1.25 million in this type of scrip, certificates and tickets was processed through the escrow account.


    C. Exchange-issued, denominated scrip which carries the barter exchange logo. This scrip is issued to members who can technically use it with any other exchange member (in lieu of using an exchange membership card), but who most often use it at various listed restaurants. Restaurant members eventually redeem the scrip. The barter exchange uses a scrip account to record these transactions. Upon issuance, the member's account is charged with a purchase, and the scrip account is credited with a sale. When a restaurant redeems the scrip, the scrip account is charged with a purchase and the restaurant's account is credited with a sale.
       The exchange-managed scrip account is similar to a escrow account ... it is simply a clearinghouse to allow for the timing differences between the issuance, use and redemption of the scrip. In theory the account will eventually reach zero. However, because we issue well over $1 million annually, and because some scrip will never be used, the account always carries a balance which we adjust annually to reflect our experience with breakage. Breakage occurs when scrip is lost destroyed or otherwise disposed of and not used by members.

       Exchange-issued scrip is not reflected on the accounts of the exchange. Unlike legal tender, it has no intrinsic value. Value can be recorded only when a real economic event occurs ... when one member buys and uses it and another member redeems it. It is not recorded as an asset, nor is the sale of the scrip included as exchange revenue. Conversely, no liability or expense is recorded. Ultimately the revenue and expense are appropriately recorded by the members.

International Monetary Systems, LTD.
SEC Comment Letter Response
Page 3

CTE records and earns three types of fees on scrip transactions:

I. Irrespective of the type, when the purchase/sale of certificates, tickets or scrip is recorded, normal transaction fees are billed to the buyer and/or seller, in cash or in trade, according to the members' fee plan ... the same transaction fees that would be charged if products or services were sold.

Normal transaction fees charged when certificates, scrip and tickets are bought and sold are recorded in the same manner as other transaction fees, despite the fact that goods or services have not actually been delivered between the members. As a third-party record-keeper, we are not ultimately liable for delivery of products and services - we simply provide an alternative payment method.

A barter exchange transaction fee is analogous to a credit card merchant fee. When a store sells gift certificates and accepts a credit card in payment, merchant fees are charged and paid, no differently than if the store were selling products, and irrespective of the ultimate redemption of the gift certificates. Whereas the store records a liability upon issuing a gift certificate, and records revenue only when the certificate is redeemed and products are delivered, certainly the third-party credit card company records the merchant fee as revenue at the point of payment. In fact, there is no mechanism for a barter exchange (or a credit card company) to measure when and if products or services are ultimately delivered by the issuing store.

II. We also assess a nominal cash fee to help defray the cost of shipping and handling, charged automatically to the member's account at the time of the scrip purchase, and recorded as freight/delivery revenue.

III. To cover the additional costs of printing and handling the exchange-issued generic scrip, we assess a handling fee of approximately 10%, recorded annually, in barter dollars. The 10% is amply covered by the unredeemed amount in the scrip account (breakage).


Prior Period Adjustment, page F-24
----------------------------------

3. We note your response to prior comment 1 and your provided disclosure. Please clearly label those financial statements where you have restated your balances from the balances included in previously issued financial statements "as restated". We also noted in your response that you have requested that your former auditor revise their opinion as a result of the restatement. It appears to us that your former auditor is not in position to reissue such an opinion because they are not currently registered with PCAOB. In your amended filing, please have a PCAOB registered audit firm issue an opinion on your restated statements.

International Monetary Systems, LTD.
SEC Comment Letter Response
Page 4

Response:

We have filed, on June 26, 2006, the Amended Form 10-KSB for December 31, 2004 to include the revised opinions of both the prior and current audit firms. And we have labeled the restated balance sheets items "as restated".

Form 10-KSB for year ended December 31, 2005
---------------------------------------------

Report of Smith & Gestland, LLP
-------------------------------

4. We note that you restated your 2004 financial statements within your 2005 Form 10-KSB and that your former auditors reissued their opinion dated February 16, 2005. Given that your restatements took place subsequent to February 16, 2005 and that your former auditors are not currently registered with the PCAOB, it appears that your former auditor is not in position to reissue their opinion in connection with the restated financial statements included within your 2005 Form 10-KSB. Please have a PCAOB registered audit firm issue an opinion on your 2004 restated financial statements.

Response:

We have filed, on June 26, 2006, the Amended Form 10-KSB for December 31, 2005 to include the revised opinions of both the prior and current audit firms. Our current audit firm is registered with PCAOB and has revised their opinion to cover the restated portion of the 2004 financial statements.


                                   Sincerely,

                                   /s/ Donald F. Mardak
                                       ------------------------------------
                                       Donald F. Mardak, President
                                       (Principal Executive Officer)

                                   /s/ Danny W Weibling
                                       ------------------------------------
                                       Danny W Weibling, CPA, Treasurer
                                       (Chief Financial Officer)